UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                   FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934.

                   For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934.

               For the transition period from          to
                                              --------    --------

                         Commission file number: 1-11756

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Pillowtex Corporation 401(k) Plan for Hourly Employees

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Pillowtex Corporation
                                  4111 Mint Way
                               Dallas, Texas 75237

                              PILLOWTEX CORPORATION
                        401(k) PLAN FOR HOURLY EMPLOYEES

                 Financial Statements and Supplemental Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                              PILLOWTEX CORPORATION
                        401(k) PLAN FOR HOURLY EMPLOYEES

                                Table of Contents

                                                                            Page

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Benefits at - December 31, 2000
   and 1999                                                                  2

Statements of Changes in Net Assets Available for Benefits -
   Years ended December 31, 2000 and 1999                                    3

Notes to Financial Statements                                                4

Schedule

Schedule H, 4i - Schedule of Assets Held for Investment Purposes at
   End of Year - December 31, 2000                                           10

                          Independent Auditors' Report


The Employee Benefits Committee
Pillowtex Corporation 401(k) Plan for Hourly Employees:


We have audited the accompanying statements of net assets available for benefits of the Pillowtex Corporation 401(k) Plan for Hourly Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of the Pillowtex Corporation 401(k) Plan for Hourly Employees as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Charlotte, North Carolina
June 26, 2001

                              PILLOWTEX CORPORATION
                        401(k) PLAN FOR HOURLY EMPLOYEES

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999


                        Assets                           2000               1999
                                                   ----------------   ----------------
Investments, at fair value (notes 1 and 3):
    Mutual funds                                   $     70,175,511   $     63,773,827
    Common stock - Pillowtex Corporation                     74,761            180,623
    Participant loans                                     7,089,162          5,460,912
                                                   ----------------   ----------------
          Total investments                              77,339,434         69,415,362
                                                   ----------------   ----------------
Cash                                                        307,874            406,335

Receivables:
    Contributions (note 1)                                  506,726            439,255
    Accrued income                                               --             17,846
                                                   ----------------   ----------------
          Total receivables                                 506,726            457,101
                                                   ----------------   ----------------
          Net assets available for benefits        $     78,154,034   $     70,278,798
                                                   ================   ================

See accompanying notes to financial statements.

                              PILLOWTEX CORPORATION
                        401(k) PLAN FOR HOURLY EMPLOYEES

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2000 and 1999


                                                                                        2000              1999
                                                                                   ---------------   ----------------
Additions to net assets attributed to:
   Investment income (notes 1 and 3):
       Net appreciation in fair value of investments                               $       656,473   $      2,009,504
       Interest and dividends                                                            3,024,438          3,647,723
                                                                                   ---------------   ----------------
                   Total investment income                                               3,680,911          5,657,227
                                                                                   ---------------   ----------------
    Contributions (note 1):
       Participants                                                                      5,492,477          5,373,108
       Employer                                                                          1,946,146          1,738,831
                                                                                   ---------------   ----------------
                   Total contributions                                                   7,438,623          7,111,939
                                                                                   ---------------   ----------------
    Other additions:
       Plan assets transferred in due to plan merger (note 1)                            8,755,273            549,541
       Other transfers (note 6)                                                              2,310          7,527,113
                                                                                   ---------------   ----------------
                   Total additions                                                      19,877,117         20,845,820
                                                                                   ---------------   ----------------
Deductions from net assets attributed to:
    Benefits paid to participants                                                       11,832,020          7,959,155
    Administrative expenses                                                                169,861            243,242
                                                                                   ---------------   ----------------
                   Total deductions                                                     12,001,881          8,202,397
                                                                                   ---------------   ----------------
                   Net increase                                                          7,875,236         12,643,423

Net assets available for benefits:
    Beginning of year                                                                   70,278,798         57,635,375
                                                                                   ---------------   ----------------
    End of year                                                                    $    78,154,034   $     70,278,798
                                                                                   ===============   ================
See accompanying notes to financial statements.

                              PILLOWTEX CORPORATION
                        401(k) PLAN FOR HOURLY EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(1) Description of the Plan

    The following description of the Pillowtex Corporation (the Company) 401(k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (a) General

             The Plan is a defined contribution profit sharing plan covering all full-time hourly employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

             On November 14, 2000, the Company and substantially all of its domestic subsidiaries, including Fieldcrest Cannon, Inc., filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court ("Court") for the District of Delaware. Management of the Company is in the process of developing its plan of reorganization for submission to the Court for approval. In connection with this process, the possibility exists that the Court may terminate the Plan. In the event of a Plan termination, the net assets of the Plan would be distributed in accordance with the provisions of the Plan document. No provision for the above uncertainty has been made in the Plan's financial statements.

         (b) Plan Amendment

             Effective January 1, 1999, the Plan was amended and restated to increase the maximum employee contribution percentage from 15% to 20%. In addition, the Plan appointed a new trustee and record keeper. Citibank, N.A. was succeeded by The Charles Schwab Trust Company (Schwab) as trustee and Mercer Associates was succeeded by Milliman & Robertson, Inc. as record keeper. Plan assets transferred to Schwab were transferred into funds comparable to those offered by Citibank. Two new investment fund choices were also added to the Plan.

         (c) Plan Merger

             On January 1, 2000, the hourly participants of the Pillowtex Corporation 401(k) Plan were merged with the participants of the Pillowtex Fieldcrest Cannon 401(k) Plan for Hourly Employees. The merger resulted in the transfer of $8,755,273 of assets from the Pillowtex Corporation 401(k) Plan. The name of the new plan was changed to the Pillowtex Corporation 401(k) Plan for Hourly Employees.

             Effective January 1, 1999, the hourly employees of the Dixie Group, Inc. 401(k) Retirement Savings Plan merged into the Plan, and all assets of the Dixie Plan were liquidated and transferred to the Trustee of the Plan.

         (d) Contributions

             Each year participants may contribute up to 20% of pre-tax annual compensation, as defined by the Plan. Participants may elect to invest their contributions in any of the available investment

                                 4                                   (Continued)

                              PILLOWTEX CORPORATION
                        401(k) PLAN FOR HOURLY EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2000 and 1999

             funds. Under the Tax Reform Act of 1986, a participating employee's annual contribution is limited to certain amounts as set forth by the Internal Revenue Code (IRC).

             Except for employees covered by collective bargaining agreements, the Company matches 70% of employee contributions up to 2% of participants' eligible compensation and 20% of employee contributions on the next 4% of eligible compensation. (2% prior to April 1, 2000 plan amendment.) The employer match for employees covered by collective bargaining agreements is calculated as negotiated within those agreements.

         (e) Participant Accounts

             Each participant's account is credited with the participant's and Company's contributions and is allocated their share of Plan earnings and administrative expenses which are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         (f) Vesting

             A participant's matching Company contribution account balance became 100% vested if the participant was participating in the Plan on December 31, 1999 as a result of the Plan merger. Participants who enrolled in the Plan subsequent to this date are immediately vested in their contributions and in the Company's contributions plus actual earnings thereon over a four year period at 25% per year.

         (g) Payment of Benefits

             Upon normal retirement at age 65, death or disability, early retirement or termination of employment, the participant's vested benefits are paid to the member employee or his beneficiary in the form of a lump sum distribution.

         (h) Participants' Loans

             A participant may borrow from his fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of his account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus 1%. Principal and interest are paid ratably through payroll deductions.

         (i) Investment Options

             A participant may currently elect any of the following eight investment options:

             Schwab Institutional Advantage Money Market Fund - The fund seeks maximum current income by investing primarily in a diversified portfolio of high quality short-term debt securities of major U.S. banks and corporations.

             Strong Government Securities Fund - The fund seeks current income with moderate share-price fluctuation by investing primarily in U.S. government obligations.

                                 5                                   (Continued)

                              PILLOWTEX CORPORATION
                        401(k) PLAN FOR HOURLY EMPLOYEES

                             Notes to Financial Statements

                             December 31, 2000 and 1999


             Gabelli Westwood Balanced Fund - The fund seeks capital appreciation and current income by investing between 30% and 70% of assets in common stocks or convertible securities issued by seasoned companies with above-average historical earnings growth, or by smaller companies with outstanding potential for capital appreciation. It may invest the balance in investment-grade U.S. dollar or foreign currency-denominated debt. The fund invests at least 25% in fixed income senior securities and up to 25% in foreign securities.

             Vanguard Windsor II Fund - The fund seeks long-term growth of capital by investing primarily in undervalued stocks of medium and large companies, characterized by above-average dividend yields and below-average price/earnings ratios relative to the stock market.

             Neuberger Berman Partners Fund - The fund seeks capital growth by investing primarily in common stocks of established companies with management focusing on securities that it believes are undervalued based on low P/E ratios, consistent cash flow, and support from asset values.

             INVESCO Dynamics Fund - The fund seeks capital appreciation by investing primarily in common stocks of domestic companies with management emphasizing short-term factors when selecting securities, including current information about a company, investor interest, price movements of the company's securities, general market and monetary conditions.

             GAM International Fund - The fund seeks long-term capital appreciation by investing at least 65% of assets in securities issued in at least three foreign countries. It invests primarily in equity securities but may also invest up to 5% of assets in debt securities.

             Common Stock - Pillowtex Corporation - Pillowtex Corporation is the parent company of Fieldcrest Cannon, Inc. Pillowtex Common Stock was publicly traded on the New York Stock Exchange ("NYSE"). On November 14, 2000, after the NYSE suspended trading in the Common Stock, the Common Stock began trading on the over-the-counter electronic bulletin board (the "OTCBB") under the symbol "PTEXQ.OB." During the period from the time trading commenced on the OTCBB to the last day of Pillowtex's fiscal year 2000, the reported bid price for the Common Stock on the OTCBB ranged from a high of $0.625 to a low of $0.25. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions. Effective November 14, 2000, Pillowtex Common Stock was no longer an investment option for new contributions or transfers from other funds.

(2) Summary of Accounting Policies

         (a) Basis of Accounting

             The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

                                 6                                   (Continued)

                              PILLOWTEX CORPORATION
                        401(k) PLAN FOR HOURLY EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2000 and 1999

         (b) Investment Valuation and Income Recognition

             The Plan's investments in mutual funds and common stock are stated at fair value. The mutual fund investments are valued at quoted market prices which represent the asset values of shares held by the Plan at year end.

             The participant loans are valued at their outstanding balances, which approximate fair value. Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         (c) Administrative Expenses

             Administrative expenses include trustee and investment manager fees which are distributed from plan assets by the Trustee. Certain other administrative expenses of the Plan are paid by the Company including accounting, legal and audit fees and other administrative services.

         (d) Use of Estimates

             The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

         (e) Benefit Payments

             Benefits are recorded when paid.

         (f) Reclassifications

             Uninvested amounts of cash have been reclassified from investments in 1999 to conform with the 2000 presentation.

         (g) New Accounting Pronouncements

             In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

             SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.

                                 7                                   (Continued)

                              PILLOWTEX CORPORATION
                        401(k) PLAN FOR HOURLY EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(3) Investments

    In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999.

    Investments as of December 31, 2000 and 1999 are summarized as follows:

                                                                                           2000               1999
                                                                                    -------------       --------------
Investments at fair value:
   Schwab Institutional Advantage Money Market Fund                                 $26,810,595*        $25,278,638*
   Strong Government Securities Fund                                                  3,738,805           3,403,776
   Gabelli Westwood Balanced Fund                                                    10,227,964*          8,860,517*
   Vanguard Windsor II Fund                                                          14,614,094*         13,948,735*
   Neuberger Berman Partners Fund                                                     2,750,972           1,236,931
   INVESCO Dynamics Fund                                                             11,641,244*         10,667,361*
   GAM International Fund                                                               391,837             377,869
   Common stock - Pillowtex Corporation                                                  74,761             180,623
   Participant loans                                                                  7,089,162*          5,460,912*
                                                                                    -----------         -----------
                                                                                    $77,339,434         $69,415,362
                                                                                    ===========         ===========

*Represents 5% or more of total net assets available for benefits.

The components of net appreciation (depreciation) in fair value of investments for the year ended December 31, 2000 and 1999 as determined and reported by the Plan Trustee are as follows:

                                                                                            2000               1999
                                                                                         ----------         ---------
Net appreciation (depreciation) in fair value of investments:
    Mutual funds                                                                         $1,506,369         $2,641,887
    Common stock - Pillowtex Corporation                                                   (849,896)          (632,383)
                                                                                         ----------         ----------
                                                                                         $  656,473         $2,009,504
                                                                                         ==========         ==========


(4) Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become vested to the extent of the balance in their account.

                                 8                                   (Continued)

                              PILLOWTEX CORPORATION
                        401(k) PLAN FOR HOURLY EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(5) Income Tax Status

    The Internal Revenue Service has determined and informed the Company by letter dated February 18, 1997 that the Plan and related trust are designed in accordance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Other Transfers

    Assets are transferred between the Plan and Pillowtex Corporation 401(k) Plan for Salaried Employees for participants who have transferred between the hourly and salaried payrolls of the Company.

(7) Related Party Transactions

    Certain Plan investments are shares of common stock of Pillowtex Corporation and units of a money market fund managed by The Charles Schwab Trust Company. The Charles Schwab Trust Company is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

                                 9                                   (Continued)

                             PILLOWTEX CORPORATION
                        401(k) PLAN FOR HOURLY EMPLOYEES

    Schedule H, 4i - Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2000


                                                             Description of            Units/              Current
                   Identity of issue                           investments             shares               value
--------------------------------------------------------   --------------------   ------------------   -----------------
Schwab Institutional Advantage Money                         Money market fund        26,810,595         $26,810,595
    Market Fund*
Strong Government Securities Fund                              Mutual fund               353,051           3,738,805
Gabelli Westwood Balanced Fund                                 Mutual fund               880,203          10,227,964
Vanguard Windsor II Fund                                       Mutual fund               537,283          14,614,094
Neuberger Berman Partners Fund                                 Mutual fund               125,443           2,750,972
INVESCO Dynamics Fund                                          Mutual fund               489,745          11,641,244
GAM International Fund                                         Mutual fund                19,572             391,837
Common stock - Pillowtex Corporation*                         Common stock               267,007              74,761
Participant loans* **                                      Loans to participants             --            7,089,162
                                                                                                       -----------------
                Total investments                                                                        $77,339,434
                                                                                                       =================

*Party-in-interest
**Interest rates ranged from 6.7% to 10.5% during 2000.

See accompanying independent auditors' report.

                                   SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     PILLOWTEX CORPORATION 401(K) PLAN FOR HOURLY EMPLOYEES

                                                     By Employee Benefits Committee Appointed
                                                     Pursuant to the Plan:
Date:    June 28, 2001                               /s/ Donald Mallo
                                                     --------------------------------------------
                                                     Donald Mallo, Committee Member

Date:    June 28, 2001                               /s/ Janet F. Earnhardt
                                                     --------------------------------------------
                                                     Janet F. Earnhardt, Committee Member

Date:    June 28, 2001                               /s/ Pat Ruiz
                                                     --------------------------------------------
                                                     Pat Ruiz, Committee Member

Date:    June 28, 2001                               /s/ Henry T. Pollock
                                                     --------------------------------------------
                                                     Henry T. Pollock, Committee Member

Date:    June 28, 2001                               /s/ John F. Sterling
                                                     --------------------------------------------
                                                     John F. Sterling, Committee Member

Date:    June 28, 2001                               /s/ Nicole Hale
                                                     --------------------------------------------
                                                     Nicole Hale, Committee Member


                                  Exhibit Index


   Exhibit Number         Document Description
   --------------         --------------------

        23.1              Consent of Independent Auditors